SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 1)

Tesaro, Inc.

(Name of Issuer)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number)

Paul Vronsky

c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road, Menlo Park, CA 94025

(650) 233-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 881569107	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 1,652,837 shares, except that KPCB XIV Associates, LLC (“Associates”), the managing member of KPCB XIV, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 1,652,837 shares, except that Associates, the managing member of KPCB XIV, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,652,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.6%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 881569107	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB XIV Founders Fund, LLC (“Founders Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 139,828 shares, except that Associates, the managing member of Founders Fund, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 139,828 shares, except that Associates, the managing member of Founders Fund, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	139,828
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.4%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 881569107	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB XIV Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

1,792,665 shares, of which 1,652,837 are directly owned by KPCB XIV and 139,828 are directly owned by Founders Fund. Associates, the managing member of KPCB XIV and Founders Fund, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,792,665 shares, of which 1,652,837 are directly owned by KPCB XIV and 139,828 are directly owned by Founders Fund. Associates, the managing member of KPCB XIV and Founders Fund, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,792,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.0%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 881569107	13D	Page 5 of 6 Pages

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on July 12, 2012 (the “Original Schedule 13D”), and is being filed to report the distribution by certain of the Reporting Persons of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Tesaro, Inc. (the “Company”), of an aggregate of 400,000 shares of the Common Stock. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended to add the following statements:

On May 28, 2013, KPCB XIV made a pro rata distribution to its members, without consideration, of 368,800 shares of Common Stock in accordance with its limited liability company operating agreement.

On May 28, 2013, Founders Fund made a pro rata distribution to its members, without consideration, of 31,200 shares of Common Stock in accordance with its limited liability company operating agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)       The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of the date hereof: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 36,061,589 shares of Common Stock reported to be outstanding as of October 30, 2014 as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission for the period ended September 30, 2014.

(e)          As of April 30, 2014, the Reporting Persons ceased to be the beneficial owner of more than five percent of Common Stock.

CUSIP No. 881569107	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

KLEINER PERKINS CAUFIELD & BYERS XIV, LLC,
a Delaware limited liability company

By KPCB XIV Associates, LLC,
a Delaware limited liability company
its Managing Member

By:	/s/ Paul Vronsky
Paul Vronsky
General Counsel

KPCB XIV FOUNDERS FUND, LLC,
a Delaware limited liability company

By KPCB XIV Associates, LLC,
a Delaware limited liability company
its Managing Member

By:	/s/ Paul Vronsky
Paul Vronsky
General Counsel

KPCB XIV ASSOCIATES, LLC,
a Delaware limited liability company

By:	/s/ Paul Vronsky
Paul Vronsky
General Counsel